

Mail Stop 7010

November 3, 2006

via U.S. mail and facsimile

David A. Roberson
Director, President and Chief Executive Officer
Cavalier Homes, Inc.
32 Wilson Boulevard 100
Addison, Alabama 35540

> **Re: Cavalier Homes, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **Forms 10-Q for Fiscal Quarters Ended April 1, 2006 and July 1, 2006**
> **File No. 1-9792**

Dear Mr. Roberson:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 9A. Controls and Procedures

1. In future Forms 10-K and Forms 10-Q, please revise your disclosures regarding the
    effectiveness of your disclosure controls and procedures, based on one of the two
    following approaches:
    *   If you intend to define disclosure controls and procedures in your disclosures,
        please include the full definition of disclosure controls and procedures.
        Specifically, if true, please clearly state that your Chief Executive Officer and
        Chief Financial Officer have determined that your disclosure controls and
        procedures are effective "to ensure that information required to be disclosed by
        the Company in the reports that it files or submits under the Exchange Act is
        recorded, processed, summarized and reported within the time periods specified in
        the Commission's rules and forms and to ensure that information required to be
        disclosed by the Company in the reports that it files or submits under the Act is
        accumulated and communicated to the Company's, including the Chief Executive
        Officer and Chief Financial Officer, to allow timely decisions regarding required
        disclosure." This language should replace your disclosure "in alerting them to
        material information relating to the Company that may be required to be included
        in the Company's periodic filings. The Company's disclosure controls and
        procedures also are designed with the objective of ensuring that such information
        is accumulated and communicated to Company management as appropriate to
        allow timely decisions regarding required disclosure."
    *   Alternatively, if true, please simply state that your disclosure controls and
        procedures are effective, without further definition.

Exhibit 31

2. In future Forms 10-K and Forms 10-Q, please remove the word "annual" or
    "quarterly" in front of "report" in items 2, 3, 4.a, and 4.d. to conform exactly to the
    certification in Item 601(b){31} of Regulation S-K.

Forms 10-Q for the Fiscal Quarters Ended April 1, 2006 and July 1, 2006

3. We note that you maintained a deferred tax asset valuation allowance balance of
    $13,782 as of December 31, 2005. It appears that in the first quarter of 2006, you
    reversed $372 of this balance and that in the second quarter of 2006, you reversed
    another $660 of this balance, such that your deferred tax asset valuation allowance
    amounted to $12,750 at June 30, 2006. Please explain, in detail, the reasons for these
    reversals. Based on your disclosures in your 2005 Form 10-K, we note that your

deferred tax asset valuation allowance balance reflected your estimate of the amount of income you would generate in 2006. Consequently, your basis for these additional reversals in 2006 is unclear.

In addition, if these reversals relate to upward revisions to your estimate of your 2006 income, please tell us why you appear to have reversed the entire amount of the related valuation allowance at once, rather than spreading the effect of the change in estimate over the remaining quarters in 2006. See paragraph 194 of SFAS 109.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

David A. Roberson
Cavalier Homes, Inc.
November 3, 2006
Page 4

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief